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                                                                 Exhibit (a)(51)

                                                     NEWS FROM [NATIONWIDE LOGO]


Contact: Bob Sohovich 614-249-6356
         John Millen  614-249-6348


                                   NATIONWIDE
                            COMPLETES ACQUISITION OF
                                  ALLIED GROUP

COLUMBUS, OHIO, NOVEMBER 13, 1998 - Nationwide Mutual Insurance Company ("Nationwide") today announced that it completed its acquisition of ALLIED Group, Inc. ("ALLIED Group") on November 12, 1998. ALLIED Group has been merged with a wholly owned subsidiary of Nationwide.

"We are excited about our bright future and the opportunity to join resources and to grow Nationwide," said Richard D. Crabtree, Nationwide Mutual's president and chief operating officer.

The merger was the second step in a two-step acquisition. The first step, a cash tender offer for all the outstanding shares of common stock of ALLIED Group at $48.25 per share, expired at 5:00 p.m., New York City time, on September 30, 1998. As a result of the merger, ALLIED Group is now a wholly-owned subsidiary of Nationwide. The merger results in the automatic conversion of the remaining shares of common stock of ALLIED Group into the right to receive $48.25 per former share.

The New York Stock Exchange will, as of the opening of the Exchange on Friday, November 13, 1998, suspend from trading on the Exchange shares that formerly represented common stock of ALLIED Group.

The $93 billion Nationwide Insurance Enterprise based in Columbus, Ohio, is one of the country's largest diversified insurance and financial services organizations and a Fortune 500 company, Nationwide is the country's fourth-largest auto insurer and fourth-largest homeowners insurer.

ALLIED Group is a regional property-casualty insurance holding company specializing in personal lines. The Company's property-casualty subsidiaries use independent agencies, exclusive agencies, and direct response marketing to offer products in central and western states.

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